Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-178681 Dated March 8, 2012

The issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the placement agent, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (888) 670-8494.

Axion International Holdings Inc. (OTCBB:AXIH) Investor Presentation – March 2012 Greening Tomorrow’s Infrastructure

Safe Harbor Statement Matters discussed in this Presentation contain forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . When used in this document, the words "anticipate," "believe," "estimate," "may," "intend," "expect" and similar expressions identify such forward - looking statements . These forward - looking statements are subject to risks, uncertainties, assumptions, and other factors that may cause the actual results, performance or achievements to differ materially from those contemplated, expressed or implied by such forward - looking statements . These factors include, but are not limited to, risks and uncertainties associated with the impact of economic, competitive and other factors affecting the Company and its operations, markets, product, and distributor performance, the impact on the national and local economies resulting from terrorist actions, and U . S . actions subsequently ; and other factors detailed in reports filed by the Company .

▪ Company Overview ▪ Key Operating Developments ▪ Market Opportunities ▪ Management Team

Page Bridge in Fort Bragg, NC (2009) Bridge in Fort Eustis, VA (2010) Railroad in Toronto Metro - Area (2008) 4 Company Overview » Axion International Holdings, Inc. (OTCBB:AXIH) is a green - tech materials company that develops railroad ties and building products from recycled post - consumer and post - industrial plastics; these products are more durable and have a greater useful life than traditional building materials such as wood, steel and concrete. ▪ Products used in the construction of rail - lines, rail and heavy load bridges, short - span vehicular bridges, pedestrian bridges, as well as marinas and boardwalks. ▪ Products sold to railroads, engineering firms, contractors, U.S. Army, municipalities, and transportation companies. – AXIH was founded in 2006, has 10 full - time employees, and is headquartered in New Providence, NJ. – The Company had 2011 Revenue of $3.9 million and Net Loss of ($8.1) million. ▪ The Company is licensed to commercialize technology developed at Rutgers University. ▪ Axion has been awarded numerous domestic and international contracts and purchase orders and is expected to significantly increase its sales pipeline going forward. (OTCBB : AXIH)

Construction of Bridge in Fort Bragg, NC. (2009) Key Operating Developments » AXIH has moved from a proof - of - concept stage to an aggressive high - growth stage: Date Key Development February 2011 • Receives $15 million contract from railroad in the U.S. April 2011 • Completes $7.6 million capital raise. June 2011 • Increases IP portfolio with three new licensed patents. July 2011 • Receives purchase orders for products in Europe, Australia (Alcoa), and South America. August 2011 • Receives first purchase order in the Caribbean • Expands production capacity through a partnership agreement with Coll Materials. September 2011 • Launches branding initiative with the introduction of ECOTRAX™ and STRUXURE™. November 2011 • Receives order to supply materials in the construction of the first recycled plastic bridge for public highway in the U.S. (York, Maine). December 2011 • Successful completion of Europe’s first recycled plastic bridge. The bridge is located near Edinburg, Scotland and spans the River Tweed. Page 5 (OTCBB : AXIH)

Management Team Steven L. Silverman – President & Chief Executive Officer ▪ Served in various roles for Archbrook Laguna, LLC, a total solutions provider supplying consumer electronics and computer products to retailers, including VP of Sales, VP of Operations & Business Development, Executive Vice President (1997 - 2010). Mr. Silverman led the Company from $250 million in sales to over $1 billion in 5 years. ▪ Served in various business development roles at E. & J. Gallo Winery and the Sara Lee Corporation (NYSE:SLE). ▪ Received B.S. in Business Administration from Widener University. James T. Kerstein – Founder & Chief Technology Officer ▪ President of Plast - O - Matic Valves Inc., a privately - held manufacturer of high - end polymer valves for the semiconductor and wastewater industries (2004 - 2007). ▪ Founder, CEO, President, & Chairman of Polywood, Inc., a manufacturer of recycled plastic resins utilizing technologies developed by Rutgers University (1996 - 2004). ▪ Credited as a co - inventor on multiple patents dealing with formulations and uses of recycled plastics. ▪ Received a BBA in Accounting from George Washington University . Donald Fallon – Chief Financial Officer & Treasurer ▪ Has over 30 years of broad senior - level financial and accounting management experience, having served as CFO for both publicly and privately held companies. ▪ Held positions of SVP, CFO, and co - founder of Ceptor Corporation, a development - stage biopharmaceutical company which was engaged in the R&D of therapeutic products with a focus on orphan diseases. ▪ MBA in Finance from Loyola University Maryland, a BS in Accounting from University of Baltimore. David Crane – Executive Vice President of Building Materials ▪ Former General Manager of Engineered Wood Products with Georgia - Pacific LLC, a manufacturer of paper and building products with over $18 billion in revenue, where he developed and launched high performance structural framing systems. ▪ Held various executive positions with several large building product corporations including: BlueLinx Corporation (NYSE:BXC), AGC Flatglass North America and SieMatic Möbelwerke USA. ▪ Received a BS in Environmental Science and Business Management from Juniata College in Pennsylvania. Page 6 (OTCBB : AXIH)

▪ AXIH Clients & Partners ▪ 3 Year Pipeline & 2012 Tactical Objectives ▪ Market Opportunities ▪ Sales Territory

AXIH Clients & Partners » In 2011, AXIH moved past the “proof - of - concept” phase and is now solidifying its pipeline of business and aggressively pursuing new clients. ▪ Received purchase orders to supply materials to North America, South America, the Caribbean, Australia, and Europe. ▪ The Company delivered products to 26 customers during 2011, including 5 new customers in the last quarter. » AXIH has an impressive list of blue - chip customers and partners both in the U.S. and internationally. AXIH’s Clients & Partners Page 8 (OTCBB : AXIH) ▪ The MTA Long Island Rail Road Co. ▪ Dallas Area Rapid Transit ▪ Calgary Transit (Canada) ▪ Miami - Dade Transit ▪ Ferrocarril Mexicano SA (Mexico) ▪ Office National Chemins de Fer du Maroc (Morocco) ▪ Alcoa, Inc. (NYSE:AA) ▪ U.S. Army ▪ McLaren Engineering Group ▪ Centennial Contractors Enterprises, Inc. ▪ English Construction Company, Inc. ▪ Parsons Brickenhoff, Inc. ▪ Wecc, Inc. ▪ Mandaree Enterprise Corp.

» Axion’s sales pipeline has increased significantly under the Company’s new strategic growth initiatives. ▪ $13.0 million in Contracted Phase – Substantial 3 year contract from a major class 1 railroad. ▪ In Proposal / Quotation Phase with numerous existing and new clients for larger orders around the globe ▪ In order to reach profitability Axion needs to achieve $28M in sales. (1) 3 Year Pipeline & 2012 Tactical Objectives (1) Assumes gross margin of 25% and operating expenses of $7M. » Axion expects to achieve several sales and operational objectives in 2012, including: ▪ Expansion of second production line in Texas facility ▪ Implementation of Quality Assurance Data Platform ▪ Expand and diversify customer base ▪ Complete Standards and Engineering Specification Guides for STRUXURE™ building products ▪ Launch sales & marketing campaign into short - span, light - weight bridges and walkways market Beltline Overpass for the Dallas Area Rapid Transit (DART) (2011) Page 9 (OTCBB : AXIH)

Beltline Overpass for DART(2011) ▪ American Association of Railroads estimates that capex by freight railroads may reach all - time high of $12 billion in 2011 (1) . ▪ The alternative rail tie addressable market is approximately $600 million annually (2) . ▪ While more expensive initially, AXIH’s rail ties offer life - time savings of 58% and 75% over wood and concrete ties, respectively (3) . Market Opportunities » The global infrastructure market is being driven by upgrades and new construction in emerging markets as well as upgrading the deteriorating infrastructure in the United States. » The Company is focused on infrastructure solutions and has identified several major U.S vertical markets that total billions of dollars in annual expenditures, including: Railroads - Railroad ties, bridges, & switch ties (1) Total railroad capital spending has three major components: signals and communications, track and structures and rolling stock. Expenditures on track comprise about two thirds of the total dollars. (2) Calculated using data from the Railway Tie Association Data. 20 million rail ties are sold annually, of which 30% are conducive to alternative plastic ties. (3) Internal estimates by Thomas Nosker, professor and scientist at Rutgers University. Page 10 (OTCBB : AXIH)

Bridge in Fort Bragg, NC (2009) Timber Ridge Boardwalk in DuPage, IL (2011) Bridge in York, ME (2011) Market Opportunities (continued..) ▪ Almost 80,000 bridges are considered functionally obsolete and nearly 72,500 are structurally deficient in the U.S. (1) ▪ According to internal estimates, replacing 1% of all culverts and deficient bridges under 30 ft in the U.S with AXIH’s thermoplastic products could generate $935 million. ▪ The Department of Defense spends $22.9 billion annually on equipment and infrastructure as a result of corrosion. ▪ There are 700 bridges identified by the military for replacement. ▪ U.S. military offers an annual addressable market of $350 million. ▪ AXIH’s products resist corrosion from harsh water environments and present compelling solutions to marine applications. Bridges - Short span, pedestrian, vehicular, & highway bridges Military – Bridges (2) Marine - Marinas, bulkheads, docks, & boardwalks 11 (1) U.S. Federal Highway Administration. “Oversight of Structurally Deficient Bridges”. September 2007. (2) U.S. Government Accountability Office. “The Department of Defense’s Fiscal Year 2012 Corrosion Prevention and Control Budget Request”. April 2011. Page (OTCBB : AXIH)

Sales Territory » AXIH is the exclusive licensee to market its technology in North and South America, the Caribbean, South Korea, Australia, Saudi Arabia, the UAE, Russia, Africa (except South Africa) and China (where it is a co - licensee). ▪ There is a small private company that has license to the Rutgers technology in other territories including Europe, parts of Southeast Asia, South Africa, and is a co - licensee in China. * Axion holds licenses for grey territory and has penetrated the regions in dark grey. ** Territory of China is shared between Sicut Holdings and Axion. AXIH’s Sales Territory Page 12 (OTCBB : AXIH)

▪ Technology Platform ▪ Competitive Advantages (Performance) ▪ Competitive Advantages (Cost) ▪ Products: ECOTRAX™ & STRUXURE™

Wharton State Forest, New Jersey, 2002. Vehicular Bridge (36 - ton capacity) Fort Leonard Wood, Missouri, 1998. Vehicular Bridge (12.5 - ton capacity) » The Company benefits from trade secrets and being an exclusive licensee in designated territories of patented technologies which scientists at Rutgers University’s Department of Materials Science and Engineering have developed. Technology Platform ▪ The Company’s proprietary technology uses materials derived from common recycled plastics such as high - density polyethylene, and polypropylene. ▪ Combined with recycled plastic composites containing encapsulated fiberglass to achieve structural performance, strength, stiffness, and corrosion resistance. ▪ The Company’s licensed patent portfolio covers all aspects of the product’s lifecycle including: formulation, manufacturing process, and building product shapes. » The technology behind AXIH’s Recycled Structural Composite (RSC) building materials has been used to create infrastructure that has been in use since 1998. Page 14 (OTCBB : AXIH)

Railroad Bridge #7 at Fort Eustis, Virginia (2009). World’s first plastic railroad bridge Rusty Bridge made of Iron (for illustrative purposes only) » The Company’s superior structural products serve as an ideal replacement for traditional building materials such as steel, wood, and concrete due to several competitive advantages: Competitive Advantages (Performance) Enhanced Performance Eco - Friendly ▪ Stronger than traditional building materials while weighing less ▪ Impervious to external factors (climate, insects, or UV) ▪ Longer life - span – will not rust , rot, crumble, creep, or splinter , moisture impervious ▪ Durability allows for virtually no maintenance or replacement costs ▪ For every mile of Axion track, 600,000 pounds of plastic are recycled and 750 old growth trees are saved ▪ Reduces greenhouse gas emissions, is completely non - toxic, and non - corrosive Page 15 (OTCBB : AXIH)

Freight line installation managed by DART (2011) Bridge in Fort Bragg, NC (2009) Competitive Advantages (Cost) » Building infrastructure with AXIH’s Recycled Structural Composite building materials is more cost - effective throughout the life - span of a project when factoring in replacement costs. Example 1: Bridges ▪ The T85 - 18 Bridge at Fort Bragg, NC has a max. load capacity sufficient to handle an M - 1 Abrams tank (71 tons) / 85,000 lbs of recycled plastics each. ▪ The cost/ft to build was approximately 32.9 % lower than a traditional wood timber bridge and 54.8 % lower than a steel/concrete bridge designed to carry the same load. ▪ The steel/concrete bridge is more costly due to the curing time of concrete and ongoing maintenance. ▪ The maintenance of wood timber bridges can be very significant in terms of time and expense. Example 1: Railroad Ties Lifecycle Cost Comparison per Tie - 40 years wood ▪ Initial tie costs and installation $115 (45+70) ▪ Removal and replacement 4xs to reach 40 year life $460 (1) ▪ This does not include hazmat disposal for old tie, on average disposal for each tie is $6 Lifecycle Cost Comparison per Tie - 40 Years ECOTRAX ▪ Initial tie costs and installation $185 (115+70) ▪ Removal and replacement 0xs to reach 40 year life $185 ▪ Axion will take back and recycle old tie at no charge. (1) Assumes wood rail tie has a useful life of 10 years. Page 16 (OTCBB : AXIH)

Products: ECOTRAX™ & STRUXURE™ » ECOTRAX™ Composite Railroad Ties are of the highest quality, made from AXIH’s patented formula - an industrial grade RSC. ▪ Meets or exceeds all American Railway Engineering and Maintenance - of - Way Association (AREMA) standards. ▪ Easy to install, with no special training or equipment needed. ▪ More durable, reliable, and longer life than rational railroad ties. ▪ Environmentally safe & friendly made from non - toxic, non - corrosive, and 100% recycled material. » STRUXURE™ Composite Infrastructure Products include I - beams, pilings, and several sizes of boards. ▪ Can be utilized in various applications including short - span light weight bridges and walkways, marinas, and boardwalks. ▪ Extremely cost - competitive featuring longer life - cycles, and lower maintenance costs. ▪ Easy to install, with no special training or equipment needed. ▪ Environmentally safe & friendly made from non - toxic, non - corrosive, and 100% recycled material. » AXIH currently markets its Recycled Structural Composite (RSC) building materials through two product lines: Page 17 (OTCBB : AXIH)

▪ Manufacturing and Materials Overview ▪ Manufacturing Scalability

» AXIH’s products are made of recyclable items such as milk jugs, detergent bottles, industrial scrap, and auto parts. The raw materials can be sourced directly through municipal recycling facilities, major waste haulers, material grinders or recyclers, or brokers. ▪ Prices of recycled materials are far more stable than virgin materials; very little correlation to oil prices. ▪ No shortage of post - consumer recycled plastic; AXIH uses less than 1% of the post - consumer plastic that was processed in the U.S. in 2009. (1) Manufacturing and Materials Overview I - Beam Rail Tie Board Piling Plastic Car Parts Plastic Laundry Detergent Bottles (1) Based upon data derived by the American Chemistry Council and internal estimates. » AXIH utilizes contracted manufacturers in the production of its products, allowing it to maximize responsiveness to the geographic diversity of its clients and material sources, and minimize capital requirements. ▪ Products are currently manufactured in facilities in Pennsylvania and Texas. ▪ AXIH provides certain transferrable production equipment such as dies and molds. ▪ The Company places its own production consultants and quality control experts in the production facility. ▪ Regional locations of manufacturers reduce transportation costs and make products more price competitive. Page 19 (OTCBB : AXIH)

Scotland bridge panel being moved on site (2011) Manufacturing Scalability ▪ Pennsylvania Facility – Expansion to a second production line is expected in Q4 2012. – Adds manufacturing capacity leading to approximately $10 million of additional revenue. ▪ Texas Facility – Second production line expected to begin operation Q2 2012. – Adds manufacturing capacity leading to approximately $12 million of additional revenue. » Axion’s manufacturing capabilities have significantly increased over the past year. ▪ The Company has initiated several process improvements with contract manufacturers including new extruder technology, material handling equipment, and larger blending operations. Page 20 (OTCBB : AXIH)

▪ Financials – Income Statement ▪ Financials – Capitalization Table

Financials – Income Statement Source: Company’s Management and public filings. (1) For the Fiscal Year ended September 30 th . (2) For the 12 months ended December 31 st . INCOME STATEMENT 2009 (1) 2010 (1) 2011 (2) 2012E Revenue $ 1,374,961 $ 1,560,633 $ 3,885,020 $10M - $12M Cost of Goods (995,218) (1,504,095) (3,772,084) Gross Profit 379,743 56,538 112,936 $2M - $3M Operating Expenses Selling, General & Administrative 3,896,470 5,978,539 6,179,300 NA Research & Development 467,133 242,605 533,403 NA Depreciation & Amortization 179,547 268,006 114,194 NA Operating Loss (4,163,407) (6,432,612) (6,713,961) NA Interest Income (Expense) (113,438) (107,276) (156,645) NA Amortization of Discounts, etc. (1,482,570) (564,365) (1,191,199) NA Provision for Income Taxes - - - Net Loss ($5,759,415) ($ 7,104,253) ($8,061,805) NA Page 22 (OTCBB : AXIH) » AXIH is poised to have a break - out year, giving guidance to the market that it projects sales between $10M - $12M USD in 2012. ▪ Company believes that its break - even revenue is $28M USD.

Financials – Capitalization Table

AXION INTERNATIONAL

OWNERSHIP TABLE[1]	Fully Diluted (as of February 29, 2011)	
Holder Name	**# of Beneficial Shares**	**% of Total Beneficial Shares Outstanding[2]**
Officers and Directors		
James Kerstein (CTO & Co-Founder)	2,290,968	4.61%
Perry Jacobson (Chairman)	781,622	1.57%
Steve Silverman (CEO)	400,000	0.80%
Donald Fallon (CFO)	125,000	0.25%
Other Officers and Directors	350,000	0.70%
Total Officers and Directors	**3,947,590**	**7.94%**
Institutional Holders		
Samuel G. Rose & Julie Walters	2,540,372	5.11%
Insight Partners LLC	1,710,206	3.44%
Public Float	**41,518,750**	**83.51%**
TOTAL	**49,716,918**	**100.00%**

CAPITALIZATION TABLE	
Description	Number
Common Shares Outstanding *(as of February 29th, 2012)*	25,627,566
Stock Options *(Weighted Average Strike of $1.10)*	6,136,261
Warrants *(Weighted Average Strike of $1.20)*	5,085,476
Convertible Debt *(Weighted Average Conversion Rate of $0.60)*	1,000,000
10% Conv. Pref. Stock *(Weighted Average Conversion Rate of $1.00)*	7,522,730
10% Conv. Pref. Stock *(Common Stock Warrants - Weighted Average Conversion Rate of $1.00)*	3,761,365
10% Conv. Pref. Stock Warrants *(CSE at Conversion Price of $1.00)*	583,520
Fully Diluted Shares Outstanding	**49,716,918**

(1) Source: Company's Management.
(2) Includes 25,627,261 issued and outstanding common shares, 6,136,261 outstanding options (Weighted Average Exercise Price $1.10) , 5,085,476 outstanding warrants (Weighted Average Strike Price of $1.20), 1,000,000 CSE of convertible debt (Weighted Average Conversion Rate of $0.60), 7,522,730 CSE of convertible preferred stock (Weighted Average Exercise Price of $1.00), 10% Conv. Pref. Stock CSE Warrants (Weighted Average Conversion Rate of $1.00), 583,520 CSE of convertible preferred stock warrants (Conversion Price of $1.00.
(3) CSE is Common Shares Equivalent

(OTCBB : AXIH)

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▪ Appendix o Long - term Effects of Natural Gas Discoveries o R&D Awards

Long - term Effects of Natural Gas Discoveries » Discoveries of new sources of natural gas and improved extraction methods in the U.S have accelerated natural gas production and led to significantly decreased prices . ▪ Fracking is an innovative extraction method using high pressured water to release natural gas from rock deep within the earth . ▪ This method allows producers to gain access to deeper supplies of natural gas across the United States, including the Marcellus Shale which is thought to contain the second largest natural gas deposits in the world . (1) – Increased production due to fracking has driven prices to their lowest in the last decade, with the average annual price dropping about 9% from 2010 to 2011. (2) – The Energy Department expects natural gas prices to drop another 8.2% in 2012 as output rises to a record 67.72 billion cubic feet a day. (3) » Increasing supplies of natural gas will drive down the price of crude oil, which is a main ingredient in the production of plastic. ▪ Axion expects to benefit greatly from the continued decline in the input costs of plastics. (1) Source: “Does shale boom mean U.S. energy independence?”. 12/27/2011. http://www.mywesttexas.com/top_stories/article_0fe8209c - 30 38 - 11e1 - bc9c - 001871e3ce6c.html (2) Source: “Natural gas production drives price down”. 1/11/2012. Free Republic. http://www.freerepublic.com/focus/f - news/2831411/p osts (3) Source: “Natural - gas price likely to drop in 2012”. 12/27/2011. Bloomberg News. http://www.dispatch.com/content/stories/business /2011/12/27/natural - gas - price - likely - to - drop - in - 2012.html Natural Gas Pipelines The Marcellus Shale Declining Gas Prices Page 25 (OTCBB : AXIH)

R&D Awards » AXIH has received substantial recognition and distinction for its innovative technology over the past year: Date Key Development April 2011 • Axion advisory team member named one of the top Mechanical Engineers in the U.S by Inventors Digest Magazine. June 2011 • Wins the 2011 R&D 100 Award, presented annually to 100 of the top technologies in the world by R&D Magazine. July 2011 • Recipient of the “Innovation in Plastics Recycling Award” presented by the American Chemistry Council (ACC). October 2011 • Winner of this year’s “Environmental Stewardship Awards” at the Global Plastics Environmental Conference (GPEC 2011). October 2011 • Axion’s I - beam design received further distinction as a Top 3 worldwide innovative technology by the R&D Magazine. Page 26 (OTCBB : AXIH)

Axion International Holdings Inc. (OTCBB:AXIH) Investor Presentation – February 2012 Greening Tomorrow’s Infrastructure Axion International Holdings, Inc. 180 South Street, Suite 104 New Providence, NJ 07974 Office: 908.542.0888 Fax: 908.542.0999 For any additional questions or comments please contact: Steve Silverman, CEO & President ( ssilverman@axionintl.com)